                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____________ to ______________

Commission file number 0-8591
                       ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Figgie International Inc. 401(k) Saving Plan for Bargaining Unit Employees

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Figgie International Inc., 4420 Sherwin Road. Willoughby. Ohio 44094.

                              ARTHUR ANDERSEN LLP






               FIGGIE INTERNATIONAL INC.
               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES


               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1997
               TOGETHER WITH REPORT OF
               INDEPENDENT PUBLIC ACCOUNTANTS

                              ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Figgie International Inc.
401(k) Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statement of net assets available for plan benefits of the Figgie International Inc. 401(k) Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the period then ended as listed in the accompanying index. These financial statements and schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and the changes in its net assets available for plan benefits for the period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1997 and schedule of reportable transactions (Exhibit 2) for the period ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                  /s/ Arthur Andersen LLP




Cleveland, Ohio,
  July 28, 1998.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               -------------------------------------------------


                               DECEMBER 31, 1997
                               -----------------

                                     INDEX
                                     -----



          Statement of Net Assets Available for Plan Benefits as of
               December 31, 1997

          Statement of Changes in Net Assets Available for Plan
               Benefits for the Period Ended December 31, 1997

          Notes to Financial Statements

          Exhibit 1 - Item 27a--Schedule of Assets Held for Investment Purposes as of December 31, 1997

          Exhibit 2 - Item 27d--Schedule of Reportable Transactions for the Period Ended December 31, 1997

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               -------------------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                             AS OF DECEMBER 31 1997
                             ----------------------


                                 Chase                                 DSI      Oppenheimer                PIC
                                Principal      Bond        FPA     Disciplined     Quest      PBHG        Small        IVY
                              Preservation   Fund of     Crescent     Value     Opportunity  Growth      Company  International
                                  Fund       America      Fund      Portfolio   Value Fund    Fund      Portfolio     Fund
                                --------    --------    --------    --------    --------    --------    --------    --------
ASSETS:
 Cash and cash equivalents      $      -    $      -    $      -    $      -    $     12    $      -    $      -    $      -
 Investments at market value       1,202       4,271      13,234      16,172      18,920      12,259       9,337      17,312
 Accrued interest income               -          26           -           -           -           -           -         229
                                --------    --------    --------    --------    --------    --------    --------    --------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                  $  1,202    $  4,297    $ 13,234    $ 16,172    $ 18,932    $ 12,259    $  9,337    $ 17,541
                                ========    ========    ========    ========    ========    ========    ========    ========

                                     Figgie          Figgie
                                  International   International   Conservative  Moderate   Aggressive
                                     Class A        Class B         Lifestyle   Lifestyle   Lifestyle
                                       Fund           Fund            Fund        Fund        Fund       Total
                                    --------        --------        --------    --------    --------    --------
ASSETS:
 Cash and cash equivalents          $      -        $      -        $      -    $      -    $      -    $     12
 Investments at market value           1,464           1,095           2,138      36,670      28,945     163,019
 Accrued interest income                   -               -               -           -           -         255
                                    --------        --------        --------    --------    --------    --------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                      $  1,464        $  1,095        $  2,138    $ 36,670    $ 28,945    $163,286
                                    ========        ========        ========    ========    ========    ========





                 The accompanying notes to financial statements
                    are an integral part of this statement.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               -------------------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                     FOR THE PERIOD ENDED DECEMBER 31, 1997
                     --------------------------------------



                                     Chase                               DSI     Oppenheimer                  PIC
                                   Principal      Bond        FPA    Disciplined    Quest        PBHG        Small       IVY
                                 Preservation   Fund of    Crescent     Value    Opportunity    Growth      Company  International
                                     Fund       America      Fund     Portfolio   Value Fund     Fund      Portfolio     Fund
                                   --------    --------    --------    --------    --------    --------    --------    --------
ADDITIONS:
  Contributions-
         Employee                  $  1,202    $  3,924    $ 12,690    $ 15,553    $ 18,029    $ 11,707    $  9,061    $ 17,296
         Rollover                         -         327         327         682         682         682         682         682
        Investment Income                 -          40         374       2,085         515           -           -         229
  Net unrealized appreciation
    of investments                        -           6           -           -           -           -           -           -
        Total additions               1,202       4,297      13,391      18,320      19,226      12,389       9,743      18,207

DEDUCTIONS:
  Benefits paid to participants           -           -           -           -           -           -           -           -
  Net unrealized depreciation
    of investments                        -           -         157       2,148         294         130         406         666
                                   --------    --------    --------    --------    --------    --------    --------    --------
        Total deductions                  -           -         157       2,148         294         130         406         666
                                   --------    --------    --------    --------    --------    --------    --------    --------
        Net additions                 1,202       4,297      13,234      16,172      18,932      12,259       9,337      17,541


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of period                     -           -           -           -           -           -           -           -
                                   --------    --------    --------    --------    --------    --------    --------    --------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS, end
  of period                        $  1,202    $  4,297    $ 13,234    $ 16,172    $ 18,932    $ 12,259    $  9,337    $ 17,541
                                   ========    ========    ========    ========    ========    ========    ========    ========

                                    Figgie          Figgie
                                 International  International Conservative  Moderate  Aggressive
                                    Class A         Class B    Lifestyle   Lifestyle   Lifestyle
                                     Fund            Fund        Fund        Fund        Fund        Total
                                   --------        --------    --------    --------    --------    --------
ADDITIONS:
  Contributions-
         Employee                  $  1,558        $  1,041    $  2,096    $ 36,126    $ 30,234    $160,517
         Rollover                         -             164           -           -           -       4,228
        Investment Income                 -               -          83       2,291       1,057       6,674
  Net unrealized appreciation
    of investments                        -               -           -           -           -           6
        Total additions               1,558           1,205       2,179      38,147      31,291     171,425

DEDUCTIONS:
  Benefits paid to participants           -               -           -           -         511         511
  Net unrealized depreciation
    of investments                       94             110          41       1,747       1,835       7,628
                                   --------        --------    --------    --------    --------    --------
        Total deductions                 94             110          41       1,747       2,346       8,139
                                   --------        --------    --------    --------    --------    --------
        Net additions                 1,464           1,095       2,138      36,670      28,945     163,286


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of period                     -               -           -           -           -           -
                                   --------        --------    --------    --------    --------    --------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS, end
  of period                        $  1,464        $  1,095    $  2,138    $ 36,670    $ 28,945    $163,286
                                   ========        ========    ========    ========    ========    ========



                 The accompanying notes to financial statements
                    are an integral part of this statement.

                           FIGGIE INTERNATIONAL, INC.
                           --------------------------

               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               -------------------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1997
                               -----------------



1. SUMMARY OF THE PLAN:
   --------------------

The Figgie International Inc. 401(k) Savings Plan for Bargaining Unit Employees (the Plan) was established on July 1, 1997, to provide retirement benefits to bargaining unit employees (and their beneficiaries) of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net appreciation (depreciation) in fair value and net realized gains (losses) on sale of investments for 1997 were calculated based on the fair value of the investments at the purchase price.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reportable Transactions
-----------------------

The Department of Labor defines reportable transactions as those transactions or series of transactions which exceed 5% of beginning net assets. All transactions which exceed the threshold are included in Exhibit 2.

Contributions
-------------

Participants are eligible to contribute up to 15% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Participants direct their contributions in 5% increments between the eight funds and two Company stock funds. However, a participant's investment in Company stock funds may not exceed, in aggregate, 25% of the participant's total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The Conservative Lifestyle option automatically becomes the investment choice for any plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers a telephone voice response system which allows participants to change allocations and contribution percentages on a daily basis.

Investment Income
-----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

Retirement
----------

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans
-----------------

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amounts is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is prime rate plus one percentage point. There were no outstanding loans as of December 31, 1997.

3.      FEDERAL INCOME TAXES:
        ---------------------

In the opinion of the Plan's Administrator, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has not yet been received for the Plan.

4.      SUBSEQUENT EVENT:
        -----------------

Subsequent to December 31, 1997, the Company changed its name from Figgie International Inc. to Scott Technologies Inc. The name change does not affect the aspects of the Plan.

                                                                       EXHIBIT 1




                           FIGGIE INTERNATIONAL INC.
                           -------------------------

               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               -------------------------------------------------


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 024
                                ----------------



                                                                  Fair
     Identity of Issue and Description            Cost            Value
----------------------------------------------  --------        ---------
Chase Principal Preservation Fund               $  1,202        $  1,202
Bond Fund of America                               4,266           4,271
FPA Crescent Fund                                 13,392          13,234
DSI Disciplined Value Portfolio                   18,324          16,172
Oppenheimer Quest Opportunity Value Fund          19,215          18,920
PBHG Growth Fund                                  12,378          12,259
PIC Small Company Portfolio                        9,738           9,337
IVY International Fund                            17,978          17,312
Figgie International Class A Fund                  1,559           1,464
Figgie International Class B Fund                  1,207           1,095
Conservative Lifestyle Fund:
 Chase Principal Preservation Fund                   838             838
 FPA Crescent Fund                                   432             426
 DSI Disciplined Value Portfolio                     244             209
 BHM&S Bond Portfolio                                665             665
Moderate Lifestyle Fund:
 FPA Crescent Fund                                14,876          14,688
 DSI Disciplined Value Portfolio                  12,300          10,790
 PBHG Growth Fund                                  3,612           3,563
 BHM&S Bond Portfolio                              7,626           7,629
Aggressive Lifestyle Fund:
 DSI Disciplined Value Portfolio                   6,747           5,917
 PBHG Growth Fund                                  7,430           7,329
 PLC Small Company Portfolio                       8,915           8,495
 MJI International Equity Portfolio                7,675           7,204
                                                --------        --------

                                                $170,619        $163,019
                                                ========        ========




                 The accompanying notes to financial statements
                      are an integral part of this exhibit.

                                                                       EXHIBIT 2

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               -------------------------------------------------


                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                 ---------------------------------------------

                     FOR THE PERIOD ENDED DECEMBER 31, 1997
                     --------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 024
                                ----------------


                                                                                   Current Value of
                                           Purchase     Selling        Cost of          Asset on        Net
        Identity of Party Involved          Price        Price          Asset       Transaction Date    Loss
---------------------------------------    --------   ------------  ------------  ------------------   -------
Employee Benefit Short-term Money
        Market Fund (63 transactions)      $91,073      $    -         $91,073          $91,073        $    -

Chase Principal Preservation Fund
        (47 transactions)                    1,949           -           1,949            1,949             -

Bond Fund of America
        (30 transactions)                    4,266           -           4,266            4,266             -

FPA Crescent Fund
        (87 transactions)                   28,700           -          28,700           28,700             -

DSI Disciplined Value Portfolio
        (117 transactions)                  37,718           -          37,718           37,718             -

Oppenheimer Quest Opportunity Value
        Fund (30 transactions)              19,215           -          19,215           19,215             -

PBHG Growth Fund
        (76 transactions)                   22,314           -          22,314           22,314             -

PIC Small Company Portfolio
        (53 transactions)                   18,808           -          18,808           18,808             -

IVY International Fund
        (27 transactions)                   17,978           -          17,978           17,978             -

Figgie International Class A Fund
        (22 transactions)                    1,328           -           1,328            1,328             -

Figgie International Class B Fund
        (24 transactions)                    1,117           -           1,117            1,117             -

                                                                                        Current Value of
                                                Purchase       Selling        Cost of       Asset on           Net
    Identity of Party Involved                   Price          Price          Asset     Transaction Date      Loss
-------------------------------------------     ---------      --------      ---------  -----------------     ------

BHM&S Bond Portfolio
        (56 transactions)                       $ 8,267        $     -        $ 8,267        $ 8,267          $   -

MJI International Equity Portfolio
        (29 transactions)                         7,811              -          7,811          7,811              -

Employee Benefit Short-term Money Market
        Fund (61 transactions)                        -         90,926         90,926         90,926              -

DSI Disciplined Value Portfolio
        (1 transaction)                               -            102            103            102             (1)

PBHG Growth Fund
        (1 transaction)                               -            128            128            128              -

PIC Small Company Portfolio
        (1 transaction)                               -            153            155            153             (2)

MJI International Equity Portfolio
        (1 transaction)                               -            128            136            128             (8)




                 The accompanying notes to financial statements
                     are an integral part of this exhibit.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              FIGGIE INTERNATIONAL INC. 401(k) SAVINGS
                              PLAN FOR BARGAINING UNIT EMPLOYEES

                                 By:  Wilmington Trust Company, Trustee

                                 /s/ Linda Bailey
Date: August 14, 1998            -----------------------------------------------
                                 Linda Bailey, Senior Financial Services Officer

                                 EXHIBIT INDEX


23.1    Consent of Arthur Andersen LLP